Exhibit 99.2

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Three and nine months ended September 30, 2016 and 2015

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2016	2015	2016	2015

Revenue		3,492	3,384	10,192	9,962

Operating expenses:
Operating costs	4	2,125	2,052	6,404	6,195
Depreciation and amortization		575	576	1,721	1,697
Restructuring, acquisition and other	5	55	37	126	88
Finance costs	6	188	190	573	582
Other expense (income)	7	220	(59)	195	(36)

Income before income taxes		329	588	1,173	1,436
Income taxes		109	124	311	354

Net income for the period		220	464	862	1,082

Earnings per share:
Basic	8	$0.43	$0.90	$1.67	$2.10
Diluted	8	$0.43	$0.90	$1.67	$2.09

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	1	Third Quarter 2016

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars, unaudited)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015

Net income for the period	220	464	862	1,082

Other comprehensive (loss) income:

Items that may subsequently be reclassified to income:

Change in fair value of available-for-sale investments:
(Decrease) increase in fair value	(56)	(103)	45	(114)
Reclassification to net income for gain on sale of investment	–	–	(39)	–
Related income tax recovery (expense)	7	13	(1)	15

Change in fair value of available-for-sale investments	(49)	(90)	5	(99)

Cash flow hedging derivative instruments:
Unrealized gain (loss) in fair value of derivative instruments	128	698	(433)	1,203
Reclassification to net income of (gain) loss on debt derivatives	(124)	(444)	448	(1,003)
Reclassification to net income for loss on repayment of long-term debt	–	–	–	7
Reclassification to net income or property, plant and equipment of gain on expenditure derivatives	(19)	(48)	(61)	(104)
Reclassification to net income for accrued interest	(15)	(16)	(51)	(40)
Related income tax (expense) recovery	(2)	(56)	63	(62)

Cash flow hedging derivative instruments	(32)	134	(34)	1

Share of other comprehensive income (loss) of equity-accounted investments, net of tax	1	19	(19)	24

Other comprehensive (loss) income for the period	(80)	63	(48)	(74)

Comprehensive income for the period	140	527	814	1,008

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Third Quarter 2016

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Financial Position

(In millions of Canadian dollars, unaudited)

		As at September 30	As at December 31
	Note	2016	2015

Assets
Current assets:
Cash and cash equivalents		–	11
Accounts receivable		1,889	1,792
Inventories		270	318
Other current assets		338	303
Current portion of derivative instruments	9	113	198
Total current assets		2,610	2,622

Property, plant and equipment		11,096	10,997
Intangible assets		7,151	7,243
Investments	10	2,185	2,271
Derivative instruments	9	1,767	1,992
Other long-term assets		112	150
Deferred tax assets		10	9
Goodwill		3,891	3,891

Total assets		28,822	29,175

Liabilities and shareholders’ equity
Current liabilities:
Bank advances		11	–
Short-term borrowings	11	1,050	800
Accounts payable and accrued liabilities		2,668	2,708
Income tax payable		213	96
Current portion of provisions		146	10
Unearned revenue		355	388
Current portion of long-term debt	12	750	1,000
Current portion of derivative instruments	9	94	15
Total current liabilities		5,287	5,017

Provisions		29	50
Long-term debt	12	15,177	15,870
Derivative instruments	9	219	95
Other long-term liabilities		429	455
Deferred tax liabilities		1,860	1,943
Total liabilities		23,001	23,430

Shareholders’ equity	13	5,821	5,745

Total liabilities and shareholders’ equity		28,822	29,175

Contingent liabilities	16

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Third Quarter 2016

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars, except number of shares, unaudited)

	Class A Voting shares		Class B Non-voting shares
Nine months ended September 30, 2016	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Equity investment hedging reserve	Total shareholders’ equity
Balances, January 1, 2016	72	112,439	402	402,308	4,583	598	57	33	5,745
Net income for the period	–	–	–	–	862	–	–	–	862

Other comprehensive income (loss):
Available-for-sale investments, net of tax	–	–	–	–	–	5	–	–	5
Derivative instruments accounted for as hedges, net of tax	–	–	–	–	–	–	(34)	–	(34)
Share of equity-accounted investments, net of tax	–	–	–	–	–	–	–	(19)	(19)
Total other comprehensive income (loss)	–	–	–	–	–	5	(34)	(19)	(48)
Comprehensive income for the period	–	–	–	–	862	5	(34)	(19)	814

Transactions with shareholders recorded directly in equity:
Dividends declared	–	–	–	–	(741)	–	–	–	(741)
Shares issued on exercise of stock options	–	–	3	61	–	–	–	–	3
Share class exchange	–	(25)	–	25	–	–	–	–	–
Total transactions with shareholders	–	(25)	3	86	(741)	–	–	–	(738)

Balances, September 30, 2016	72	112,414	405	402,394	4,704	603	23	14	5,821

	Class A Voting shares		Class B Non-voting shares
Nine months ended September 30, 2015	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Equity investment hedging reserve	Total shareholders’ equity
Balances, January 1, 2015	72	112,448	402	402,298	4,172	721	104	10	5,481
Net income for the period	–	–	–	–	1,082	–	–	–	1,082

Other comprehensive (loss) income:
Available-for-sale investments, net of tax	–	–	–	–	–	(99)	–	–	(99)
Derivative instruments accounted for as hedges, net of tax	–	–	–	–	–	–	1	–	1
Share of equity-accounted investments, net of tax	–	–	–	–	–	–	–	24	24
Total other comprehensive (loss) income	–	–	–	–	–	(99)	1	24	(74)
Comprehensive income for the period	–	–	–	–	1,082	(99)	1	24	1,008

Transactions with shareholders recorded directly in equity:
Dividends declared	–	–	–	–	(741)	–	–	–	(741)
Share class exchange	–	(9)	–	9	–	–	–	–	–
Shares issued on exercise of stock options	–	–	–	1	–	–	–	–	–
Total transactions with shareholders	–	(9)	–	10	(741)	–	–	–	(741)

Balances, September 30, 2015	72	112,439	402	402,308	4,513	622	105	34	5,748

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Third Quarter 2016

Rogers Communications Inc.

Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2016	2015	2016	2015
Operating activities:
Net income for the period		220	464	862	1,082
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		575	576	1,721	1,697
Program rights amortization		15	23	54	66
Finance costs	6	188	190	573	582
Income taxes		109	124	311	354
Stock-based compensation	14	18	13	45	39
Post-employment benefits contributions, net of expense		30	24	(31)	(47)
Net loss on divestitures pertaining to investments		50	–	11	–
Loss on wind down of shomi		140	–	140	–
Gain on acquisition of Mobilicity		–	(102)	–	(102)
Other		22	33	32	69
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid		1,367	1,345	3,718	3,740
Change in non-cash operating working capital items	17	117	279	32	(115)
Cash provided by operating activities before income taxes paid and interest paid		1,484	1,624	3,750	3,625
Income taxes (paid) received		(59)	66	(214)	(190)
Interest paid		(240)	(234)	(632)	(638)

Cash provided by operating activities		1,185	1,456	2,904	2,797

Investing activities:
Additions to property, plant and equipment		(549)	(571)	(1,748)	(1,667)
Additions to program rights	17	(19)	(19)	(43)	(37)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	17	(42)	(145)	(147)	(283)
Acquisitions and other strategic transactions, net of cash acquired		–	(471)	–	(1,072)
Other		(11)	(4)	(4)	(38)

Cash used in investing activities		(621)	(1,210)	(1,942)	(3,097)

Financing activities:
Net (repayment) proceeds received on short-term borrowings	11	–	(158)	250	17
Net (repayment) issuance of long-term debt	12	(215)	141	(481)	672
Net proceeds (repayments) on settlement of debt derivatives and forward contracts	9	25	–	(17)	154
Dividends paid		(247)	(247)	(741)	(730)
Other		5	–	5	–

Cash (used in) provided by financing activities		(432)	(264)	(984)	113

Change in cash and cash equivalents		132	(18)	(22)	(187)
(Bank advances) cash and cash equivalents, beginning of period		(143)	7	11	176

(Bank advances) cash and cash equivalents, end of period		(11)	(11)	(11)	(11)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	Third Quarter 2016

 Rogers Communications Inc.

 Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI’s shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. RCI also holds interests in various investments and ventures.

We report our results of operations in four reporting segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions

Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for small, medium, and large Canadian businesses, governments, and on a wholesale basis to other telecommunications providers.

Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, multi-platform shopping, publishing, sports media and entertainment, and digital media.

During the nine months ended September 30, 2016, Wireless, Cable, and Business Solutions were operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI) (2015 - Rogers Communications Partnership (RCP)), and certain other wholly-owned subsidiaries. Media was operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Statement of Compliance

We prepared our interim condensed consolidated financial statements for the three and nine months ended September 30, 2016 (third quarter 2016 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) following the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements for the year ended December 31, 2015 (2015 financial statements) with the exception of those new accounting policies that were adopted on January 1, 2016 as described in note 2. These third quarter 2016 interim financial statements were approved by the Audit and Risk Committee of our Board of Directors on October 16, 2016.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The notes presented in these third quarter 2016 interim financial statements include only significant transactions and changes occurring for the nine months since our year-end of December 31, 2015 and do not include all disclosures required by International Financial Reporting Standards (IFRS) for annual financial statements. These third quarter 2016 interim financial statements should be read in conjunction with the 2015 financial statements.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. All dollar amounts are in Canadian dollars unless otherwise stated.

Rogers Communications Inc.	6	Third Quarter 2016

 Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

New Accounting Pronouncements Adopted in 2016

We adopted the following new accounting standards and amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2016. These changes did not have a material impact on our financial results.

•	Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets
•	Amendments to IFRS 11, Joint Arrangements

Recent Accounting Pronouncements Not Yet Adopted

The IASB has issued new standards and amendments to existing standards. These changes are not yet adopted by us and will have an impact on future periods. These changes are described in our 2015 financial statements.

•	IFRS 9, Financial Instruments (effective January 1, 2018)
•	IFRS 15, Revenue from Contracts with Customers (effective January 1, 2018)
•	IFRS 16, Leases (effective January 1, 2019)

We are assessing the impact of these standards on our consolidated financial statements.

NOTE 3: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, Business Solutions, and Media. All four segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. We follow the same accounting policies for our segments as those described in note 2. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties and eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are our chief operating decision makers and regularly review our operations and performance by segment. They review adjusted operating profit as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted operating profit is defined as income before stock-based compensation, depreciation and amortization, restructuring, acquisition and other, finance costs, other (income) expense, and income taxes.

Information by Segment

Three months ended September 30, 2016 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Revenue		2,037	865	95	533	(38)	3,492

Operating costs [1]		1,153	434	64	454	2	2,107

Adjusted operating profit		884	431	31	79	(40)	1,385

Stock-based compensation [1]	14						18
Depreciation and amortization							575
Restructuring, acquisition and other	5						55
Finance costs	6						188
Other expense	7						220

Income before income taxes							329

[1]	Included in Operating costs on the interim condensed consolidated financial statements.

Rogers Communications Inc.	7	Third Quarter 2016

 Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three months ended September 30, 2015 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Revenue		1,973	871	94	473	(27)	3,384

Operating costs [1]		1,094	455	63	415	12	2,039

Adjusted operating profit		879	416	31	58	(39)	1,345

Stock-based compensation [1]	14						13
Depreciation and amortization							576
Restructuring, acquisition and other	5						37
Finance costs	6						190
Other income	7						(59)

Income before income taxes							588

1	Included in Operating costs on the interim condensed consolidated financial statements.

Nine months ended September 30, 2016 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Revenue		5,858	2,591	288	1,596	(141)	10,192

Operating costs [1]		3,365	1,352	195	1,476	(29)	6,359

Adjusted operating profit		2,493	1,239	93	120	(112)	3,833

Stock-based compensation [1]	14						45
Depreciation and amortization							1,721
Restructuring, acquisition and other	5						126
Finance costs	6						573
Other expense	7						195

Income before income taxes							1,173

1	Included in Operating costs on the interim condensed consolidated financial statements.

Nine months ended September 30, 2015 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

Revenue		5,670	2,610	282	1,519	(119)	9,962

Operating costs [1]		3,185	1,378	196	1,403	(6)	6,156

Adjusted operating profit		2,485	1,232	86	116	(113)	3,806

Stock-based compensation [1]	14						39
Depreciation and amortization							1,697
Restructuring, acquisition and other	5						88
Finance costs	6						582
Other income	7						(36)

Income before income taxes							1,436

1	Included in Operating costs on the interim condensed consolidated financial statements.

Rogers Communications Inc.	8	Third Quarter 2016

 Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 4: OPERATING COSTS

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2016	2015	2016	2015

Cost of equipment sales and direct channel subsidies	470	460	1,366	1,278
Merchandise for resale	49	51	147	144
Other external purchases	1,027	1,004	3,287	3,241
Employee salaries and benefits and stock-based compensation	579	537	1,604	1,532

Total operating costs	2,125	2,052	6,404	6,195

NOTE 5: RESTRUCTURING, ACQUISITION AND OTHER

During the three and nine months ended September 30, 2016, we incurred $55 million and $126 million (2015 - $37 million and $88 million), respectively, in restructuring, acquisition and other expenses. These expenses in 2016 primarily consisted of severance costs associated with the targeted restructuring of our employee base and costs related to the wind down and changes of certain businesses. In 2015, these expenses were incurred primarily as a result of a reorganization of our OMNI television stations, the acquisition of Mobilicity, and the purchase of our interest in Glentel.

NOTE 6: FINANCE COSTS

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2016	2015	2016	2015

Interest on borrowings	185	189	573	571
Interest on post-employment benefits liability	2	3	7	8
Loss on repayment of long-term debt	–	–	–	7
Loss (gain) on foreign exchange	28	3	(19)	9
Change in fair value of derivative instruments	(24)	2	18	4
Capitalized interest	(6)	(9)	(15)	(24)
Other	3	2	9	7

Total finance costs	188	190	573	582

NOTE 7: OTHER EXPENSE (INCOME)

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2016	2015	2016	2015

Losses from associates and joint ventures	182	58	209	90
Gain on acquisition of Mobilicity	–	(102)	–	(102)
Net loss on divestitures pertaining to investments	50	–	11	–
Other investment income	(12)	(15)	(25)	(24)

Total other expense (income)	220	(59)	195	(36)

During the three months ended September 30, 2016, we announced the decision to wind down our shomi joint venture effective November 30, 2016. As a result of this decision, we recognized a loss of $140 million, which is recorded in losses from associates and joint ventures, associated with the writedown of the investment and the estimated cost of the remaining obligations of shomi.

Rogers Communications Inc.	9	Third Quarter 2016

 Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 8: EARNINGS PER SHARE

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except per share amounts)	2016	2015	2016	2015

Numerator (basic) - Net income for the period	220	464	862	1,082

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	515	515	515	515
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	2	2	2	2

Weighted average number of shares outstanding - diluted	517	517	517	517

Earnings per share
Basic	$0.43	$0.90	$1.67	$2.10
Diluted	$0.43	$0.90	$1.67	$2.09

For the three and nine months ended September 30, 2016 and 2015, the diluted earnings per share calculation reflects accounting for outstanding share-based payments using the cash-settled method for stock-based compensation as it was determined to be more dilutive than using the equity settled method.

A total of nil and nil options were out of the money for the three and nine months ended September 30, 2016 (2015 - 1,226,472 and 2,315,782), respectively. These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 9: FINANCIAL INSTRUMENTS

Derivative Instruments

We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, bond forwards, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

All of our currently outstanding debt derivatives related to our senior notes and debentures, bond forwards, and expenditure derivatives have been designated as hedges for accounting purposes.

Debt derivatives

We use cross-currency interest exchange agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated debt instruments and credit facility borrowings. We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. We do not designate the debt derivatives related to our credit facility borrowings as hedges for accounting purposes.

During the three and nine months ended September 30, 2016, we entered into and settled debt derivatives related to our credit facility borrowings as follows:

	Three months ended September 30, 2016			Nine months ended September 30, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	2,939	1.30	3,827	6,736	1.30	8,777
Debt derivatives settled	3,066	1.30	3,975	5,975	1.30	7,774

Net cash (paid) received on debt derivatives			(25)			17

As at September 30, 2016, we had US$761 million of debt derivatives outstanding relating to our credit facility borrowings (December 31, 2015 - nil).

Rogers Communications Inc.	10	Third Quarter 2016

 Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

As at September 30, 2016, we had US$6.2 billion (December 31, 2015 - US$6.2 billion) in US dollar-denominated senior notes and debentures, of which all of the associated foreign exchange risk had been hedged using debt derivatives. We did not enter into any debt derivatives related to senior notes or debentures during the three and nine months ended September 30, 2016 or 2015.

Bond forwards

We use bond forward derivatives (bond forwards) to hedge interest rate risk on the senior notes we expect to issue in the future. We did not enter into any new bond forwards or settle any existing bond forwards during the nine months ended September 30, 2016 or 2015. As at September 30, 2016, we had US$1.4 billion (December 31, 2015 - US$1.4 billion) notional amount of bond forwards outstanding, all of which were designated as hedges for accounting purposes.

Expenditure derivatives

We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecasted operational and capital expenditures.

During the three and nine months ended September 30, 2016, we entered into and settled the following expenditure derivatives:

	Three months ended September 30, 2016			Nine months ended September 30, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	60	1.27	76	750	1.34	1,002
Expenditure derivatives settled	210	1.22	257	630	1.22	770

	Three months ended September 30, 2015			Nine months ended September 30, 2015
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	360	1.32	475	690	1.27	877
Expenditure derivatives settled	225	1.12	252	585	1.11	649

As at September 30, 2016, we had US$1,260 million of expenditure derivatives outstanding (December 31, 2015 - US$1,140 million) with terms to maturity ranging from October 2016 to December 2018 (December 31, 2015 - January 2016 to December 2017), at an average rate of $1.31/US$ (December 31, 2015 - $1.24/US$).

Equity derivatives

We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at September 30, 2016, we had equity derivatives outstanding for 5.4 million (December 31, 2015 - 5.7 million) RCI Class B shares with a weighted average price of $50.30 (December 31, 2015 - $50.37).

In August 2016, we settled 0.3 million equity derivatives at a weighted average price of $58.16 as a result of a reduction in the number of share-based compensation units outstanding.

In April 2016, we executed extension agreements for each of our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2017 (from April 2016).

During the three and nine months ended September 30, 2016, we recognized a recovery of stock-based compensation expense of $22 million and $52 million (2015 - $11 million and $10 million), respectively, related to the change in fair value of our equity derivative contracts net of interest receipts (see note 14).

Rogers Communications Inc.	11	Third Quarter 2016

 Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Fair Values of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

We determine the fair value of each of our publicly-traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair value of each of our bond forwards is determined by discounting to the measurement date the cash flows that result from multiplying the bond forward’s notional amount by the difference between the period-end market forward yields and the forward yield in each bond forward.

The fair values of our equity derivatives are based on the quoted market value of RCI’s Class B Non-Voting shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:

•	financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•	financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
•	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at September 30, 2016 and 2015 and there were no transfers between Level 1, Level 2, or Level 3 during the respective periods.

Rogers Communications Inc.	12	Third Quarter 2016

 Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

The financial instruments carried at fair value by valuation method as at September 30, 2016 and December 31, 2015 are as follows:

	Carrying value		Fair value (Level 1)		Fair value (Level 2)
	As at Sept. 30	As at Dec. 31	As at Sept. 30	As at Dec. 31	As at Sept. 30	As at Dec. 31
(In millions of dollars)	2016	2015	2016	2015	2016	2015
Financial assets
Available-for-sale, measured at fair value:
Investments in publicly-traded companies	999	966	999	966	–	–
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	1,814	2,032	–	–	1,814	2,032
Expenditure derivatives accounted for as cash flow hedges	37	158	–	–	37	158
Equity derivatives not accounted for as cash flow hedges	29	–	–	–	29	–

Total financial assets	2,879	3,156	999	966	1,880	2,190

Financial liabilities
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	57	4	–	–	57	4
Debt derivatives not accounted for as hedges	4	–	–	–	4	–
Bond forwards accounted for as cash flow hedges	217	91	–	–	217	91
Expenditure derivatives accounted for as cash flow hedges	35	–	–	–	35	–
Equity derivatives not accounted as cash flow hedges	–	15	–	–	–	15

Total financial liabilities	313	110	–	–	313	110

The fair value of our long-term debt as at September 30, 2016 and December 31, 2015 is as follows:

	As at September 30, 2016		As at December 31, 2015
(In millions of dollars)	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]

Long-term debt (including current portion)	15,927	18,279	16,870	18,252

1 Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy, based on period-end trading values.

We did not have any non-derivative held-to-maturity financial assets during the three and nine months ended September 30, 2016 and 2015.

NOTE 10: INVESTMENTS

	As at September 30	As at December 31
(In millions of dollars)	2016	2015

Investments in:
Publicly-traded companies	999	966
Private companies	183	212
Investments, available-for-sale	1,182	1,178
Investments, associates and joint ventures	1,003	1,093

Total investments	2,185	2,271

Rogers Communications Inc.	13	Third Quarter 2016

 Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 11: SHORT-TERM BORROWINGS

	As at September 30	As at December 31
(In millions of dollars)	2016	2015

Trade accounts receivable sold to buyer as security	1,301	1,359
Short-term borrowings from buyer	(1,050)	(800)

Overcollateralization	251	559

Below is a summary of the activity relating to our accounts receivable securitization program for the three and nine months ended September 30, 2016 and 2015:

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2016	2015	2016	2015

Short-term borrowings
Proceeds received on short-term borrowings	–	26	295	272
Repayment of short-term borrowings	–	(184)	(45)	(255)

Net (repayments) proceeds received on short-term borrowings	–	(158)	250	17

As at September 30, 2016, our total funding under the securitization program was $1,050 million (December 31, 2015 - $800 million).

In July 2016, we amended the terms of the accounts receivable securitization program to, among other things, extend the expiry date from January 1, 2018 to January 1, 2019.

Rogers Communications Inc.	14	Third Quarter 2016

 Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 12: LONG-TERM DEBT

			Principal	Interest	As at September 30	As at December 31
(In millions of dollars, except interest rates)	Due date		amount	rate	2016	2015

Bank credit facilities				Floating	–	500
Bank credit facilities		US	761	Floating	998	–
Senior notes	2016		1,000	5.800%	–	1,000
Senior notes	2017		500	3.000%	500	500
Senior notes	2017		250	Floating	250	250
Senior notes	2018	US	1,400	6.800%	1,836	1,938
Senior notes	2019		400	2.800%	400	400
Senior notes	2019		500	5.380%	500	500
Senior notes	2020		900	4.700%	900	900
Senior notes	2021		1,450	5.340%	1,450	1,450
Senior notes	2022		600	4.000%	600	600
Senior notes	2023	US	500	3.000%	656	692
Senior notes	2023	US	850	4.100%	1,115	1,176
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	918	969
Senior debentures [1]	2032	US	200	8.750%	262	277
Senior notes	2038	US	350	7.500%	459	484
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	656	692
Senior notes	2043	US	650	5.450%	853	900
Senior notes	2044	US	1,050	5.000%	1,377	1,453
					16,030	16,981
Deferred transaction costs and discounts					(103)	(111)
Less current portion					(750)	(1,000)

Total long-term debt					15,177	15,870

[1]	Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at September 30, 2016 and for which RCP was an unsecured guarantor as at December 31, 2015.

Rogers Communications Inc.	15	Third Quarter 2016

 Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Bank Credit and Letter of Credit Facilities

During the three and nine months ended September 30, 2016 and 2015, we had the following activity relating to our revolving and non-revolving bank credit facilities:

	Three months ended September 30, 2016			Nine months ended September 30, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Issuance of US dollar long-term debt	478	1.29	617	1,885	1.32	2,479
Issuance of Canadian dollar long-term debt			625			815
Total long-term debt issued			1,242			3,294

Repayment of US dollar long-term debt	(605)	1.31	(792)	(1,124)	1.30	(1,460)
Repayment of Canadian dollar long-term debt			(665)			(1,315)
Total long-term debt repaid			(1,457)			(2,775)

	Three months ended September 30, 2015			Nine months ended September 30, 2015
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Issuance of long-term debt in Canadian dollars			1,375			4,835

Repayment of long-term debt in Canadian dollars			(1,225)			(3,085)

As at September 30, 2016, we had $998 million (US$761 million) outstanding under our revolving and non-revolving credit facilities (December 31, 2015 - $500 million). We have entered into debt derivatives related to the US dollar-denominated portion of these borrowings to convert all the interest and principal payment obligations to Canadian dollars (see note 9).

Effective April 1, 2016, we amended our $2.5 billion revolving credit facility to, among other things, extend the maturity date from July 2019 to September 2020. At the same time, we also amended the $1.0 billion non-revolving credit facility to, among other things, extend the maturity date from April 2017 to April 2018.

Senior Notes

Repayment of senior notes and related derivative settlements

We did not issue new senior notes this quarter or year to date. The table below provides a summary of the repayment of our senior notes for the three and nine months ended September 30, 2016 and 2015.

	Three months ended September 30, 2016		Nine months ended September 30, 2016
(In millions of dollars) Maturity date	Notional Amount (US$)	Notional Amount (Cdn$)	Notional Amount (US$)	Notional Amount (Cdn$)

May 15, 2016	–	–	–	1,000

	Three months ended September 30, 2015		Nine months ended September 30, 2015
(In millions of dollars) Maturity date	Notional Amount (US$)	Notional Amount (Cdn$)	Notional Amount (US$)	Notional Amount (Cdn$)

March 15, 2015	–	–	550	702
March 15, 2015	–	–	280	357
Total	–	–	830	1,059

Rogers Communications Inc.	16	Third Quarter 2016

 Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 13: SHAREHOLDERS’ EQUITY

Dividends

In 2016 and 2015, we declared and paid the following dividends on our outstanding Class A Voting and Class B Non-Voting shares:

Date declared	Date paid	Dividend per share (dollars)

January 27, 2016	April 1, 2016	0.48
April 18, 2016	July 4, 2016	0.48
August 11, 2016	October 3, 2016	0.48

		1.44

January 28, 2015	April 1, 2015	0.48
April 21, 2015	July 2, 2015	0.48
August 13, 2015	October 1, 2015	0.48
October 22, 2015	January 4, 2016	0.48
		1.92

The holders of Class A shares are entitled to receive dividends at the rate of up to five cents per share, but only after dividends at the rate of five cents per share have been paid or set aside on the Class B shares. Class A Voting and Class B Non-Voting shares therefore participate equally in dividends.

NOTE 14: STOCK-BASED COMPENSATION

A summary of our stock-based compensation expense, which is included in employee salaries and benefits expense, is as follows:

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2016	2015	2016	2015

Stock options	12	7	26	7
Restricted share units	15	11	40	29
Deferred share units	13	6	31	13
Equity derivative effect, net of interest receipt	(22)	(11)	(52)	(10)

Total stock-based compensation expense	18	13	45	39

As at September 30, 2016, we had a total liability, recorded at its fair value, of $202 million (December 31, 2015 - $157 million) related to stock-based compensation, including stock options, restricted share units (RSUs), and deferred share units (DSUs).

During the three and nine months ended September 30, 2016, we paid $7 million and $58 million (2015 - $5 million and $42 million), respectively, to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Rogers Communications Inc.	17	Third Quarter 2016

 Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Stock Options

Summary of stock options

	Three months ended September 30, 2016		Nine months ended September 30, 2016
(in number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	5,164,435	$43.99	4,873,940	$41.47
Granted	–	–	1,054,530	$49.95
Exercised	(289,433)	$36.59	(1,003,316)	$35.78
Forfeited	–	–	(50,152)	$45.83

Outstanding, end of period	4,875,002	$44.43	4,875,002	$44.43

Exercisable, end of period	2,205,418	$41.44	2,205,418	$41.44

	Three months ended September 30, 2015		Nine months ended September 30, 2015
(in number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	5,956,769	$40.10	5,759,786	$38.71
Granted	74,390	$45.34	1,289,430	$44.77
Exercised	(166,350)	$32.76	(1,127,085)	$36.85
Forfeited	(135,524)	$44.55	(192,846)	$43.61

Outstanding, end of period	5,729,285	$40.28	5,729,285	$40.28

Exercisable, end of period	2,859,007	$35.74	2,859,007	$35.74

Included in the above table are grants of nil and 420,035 performance options to certain key executives during the three and nine months ended September 30, 2016 (2015 - nil and 496,200), respectively.

Unrecognized stock-based compensation expense related to stock option plans was $11 million as at September 30, 2016 (December 31, 2015 - $7 million) and will be recognized in net income over the next four years as the options vest.

Restricted Share Units

Summary of RSUs

	Three months ended September 30		Nine months ended September 30
(in number of units)	2016	2015	2016	2015

Outstanding, beginning of period	2,340,614	2,620,274	2,484,405	2,765,255
Granted and reinvested dividends	56,355	93,653	723,793	754,716
Exercised	(30,862)	(57,762)	(728,956)	(750,655)
Forfeited	(23,868)	(68,774)	(137,003)	(181,925)

Outstanding, end of period	2,342,239	2,587,391	2,342,239	2,587,391

Included in the above table are grants of 4,631 and 94,972 performance RSUs to certain key executives during the three and nine months ended September 30, 2016 (2015 - 25,959 and 109,521), respectively.

Unrecognized stock-based compensation expense related to these RSUs was $47 million as at September 30, 2016 (December 31, 2015 - $41 million) and will be recognized in net income over the next three years as the RSUs vest.

Rogers Communications Inc.	18	Third Quarter 2016

 Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Deferred Share Unit Plan

Summary of DSUs

	Three months ended September 30		Nine months ended September 30
(in number of units)	2016	2015	2016	2015

Outstanding, beginning of period	2,499,799	1,957,458	1,770,871	826,891
Granted and reinvested dividends	26,935	46,557	947,694	1,300,999
Exercised	(10,308)	(100,350)	(125,666)	(189,769)
Forfeited	(19,421)	(50,994)	(95,894)	(85,450)

Outstanding, end of period	2,497,005	1,852,671	2,497,005	1,852,671

Included in the above table are grants of 6,458 and 322,285 performance DSUs to certain key executives during the three and nine months ended September 30, 2016 (2015 - nil and 443,139), respectively.

Unrecognized stock-based compensation expense related to these DSUs as at September 30, 2016 was $42 million (December 31, 2015 - $26 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs are fully vested.

NOTE 15: RELATED PARTY TRANSACTIONS

Controlling Shareholder

We enter into certain transactions with private companies controlled by the controlling shareholder of RCI, the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three and nine months ended September 30, 2016 and 2015 were less than $1 million, respectively.

Transactions with Key Management Personnel

We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

•	the non-executive chairman of a law firm that provides a portion of our legal services;
•	the chairman of a company that provides printing services to the Company; and
•	the chairman and chief executive officer of a firm to which the Company pays commissions for insurance coverage (ceased as a related party effective April 2015).

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. The related party activity for the business transactions described above is summarized as follows:

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2016	2015	2016	2015

Printing, legal services, and commission paid on premiums for insurance coverage	7	7	18	24

Rogers Communications Inc.	19	Third Quarter 2016

 Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 16: CONTINGENT LIABILITIES

We have the following contingent liabilities as at September 30, 2016:

System Access Fee - Saskatchewan

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

In 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. However, the court denied this application and the second action remains conditionally stayed.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. In 2014, the Nova Scotia Supreme Court declined to stay or dismiss the corresponding claim brought by the plaintiffs in Nova Scotia as an abuse of process. In April 2015, the Nova Scotia Court of Appeal permanently stayed the Nova Scotia claim. The plaintiffs are seeking leave to appeal to the Supreme Court of Canada. The Manitoba Court of Queen’s Bench unconditionally stayed the corresponding claim brought in Manitoba as an abuse of process. An appeal by the plaintiff from this decision was dismissed by the Manitoba Court of Appeal. The British Columbia Court of Appeal has issued a similar decision. In 2015, the Court of Queen’s Bench of Alberta declined to dismiss the corresponding claim in Alberta. In October 2015, the Alberta Court of Appeal granted our appeal and dismissed the claim in Alberta. The plaintiffs are seeking leave to appeal to the Supreme Court of Canada from the decisions of the Nova Scotia, Manitoba, and Alberta Courts of Appeal. We have not recognized a liability for this contingency.

System Access Fee - British Columbia

In December 2011, a class action was launched in British Columbia against providers of wireless communications in Canada in response to the system access fee wireless carriers charge to some of their customers. The class action related to allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia), among other things. The plaintiffs sought unspecified damages and restitution. In June 2014, the court denied the plaintiffs’ certification application, concluding that there is nothing in the term “system access fee” to suggest it is a fee to be remitted to the government. An appeal by the plaintiffs was dismissed by the British Columbia Court of Appeal in 2015, finding that the conclusion of the trial judge was unassailable. The plaintiffs sought leave to appeal to the Supreme Court of Canada but the Supreme Court of Canada dismissed the leave application. We have not recognized a liability for this contingency.

911 Fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Rogers Communications Inc.	20	Third Quarter 2016

 Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Cellular Devices

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

Outcome of Proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

NOTE 17: SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2016	2015	2016	2015

Accounts receivable	(31)	(3)	(95)	29
Inventories	(32)	17	48	(16)
Other current assets	37	30	(34)	(61)
Accounts payable and accrued liabilities	159	255	146	(30)
Unearned revenue	(16)	(20)	(33)	(37)

Total change in non-cash operating working capital items	117	279	32	(115)

We reclassified $74 million from additions to program rights to changes in non-cash working capital related to property, plant and equipment and intangible assets for the third quarter of 2015. The reclassification had no net impact on cash used in investing activities.

Rogers Communications Inc.	21	Third Quarter 2016